FORM 4

[ ]  CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 TO
FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

             U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
  1935, or Section 30(f) of the Investment Company Act of 1940.

1. Name and address of  Reporting Person

       Stuart                 John                   A.
   --------------------------------------------------------------
       (Last)               (First)               (Middle)

                    4427 South Polaris Avenue
   --------------------------------------------------------------
                            (Street)

     Las Vegas               Nevada                 89103
   --------------------------------------------------------------
       (City)               (State)                 (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Rio Hotel & Casino, Inc./"RHC"
   --------------------------------------------------------------

3. IRS or Social Security Number of
   Reporting Person (Voluntary)

   --------------------------------------------------------------

4. Statement for                    5. If Amendment, Date of
   Month/Year                          Original
                                       (Month/Year)

    July 1996
   ------------                        ------------

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

[X]   Director                  [ ]  10% Owner

[ ]   Officer                   [ ]  Other
      (give title below)             (specify below)


 TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                       BENEFICIALLY OWNED

1. Title     2. Trans-   3. Trans-       4. Securities Acquired
   of           action      action          (A) or Disposed of
   Security     Date        Code            (D)
  (Instr. 3)    (Month/     (Instr. 8)      (Instr. 3,4 and 5)
                 Day/
                 Year)
------------    -------  -------------   -----------------------
                          Code     V     Amount  (A) or   Price
                                                   (D)
------------    -------  ------   ----   ------  ------  -------
Common Stock   07/03/96      P     ---    6,500      A   15.375
    ---             ---    ---     ---      ---    ---      ---
    ---             ---    ---     ---      ---    ---      ---



                       TABLE I (CONTINUED)

5. Amount of          6. Ownership Form:   7. Nature of
   Securities            Direct (D) or        Indirect
   Beneficially          Indirect (I)         Beneficial
   Owned at End of       (Instr. 4)           Ownership
   Month                                      (Instr. 4)
   (Instr. 3 and 4)
--------------------  ------------------   -----------------
       17,500                  D                  N/A
          ---                ---                  ---
          ---                ---                  ---


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (Print or Type
Responses)


TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
CONVERTIBLE SECURITIES)

1. Title of                2. Conversion or     3. Transaction
   Derivative                 Exercise Price       Date
   Security                   of Derivative
   (Instr. 3)                 Security          (Month/Day/Year)
------------------------   ------------------   ----------------
Option/Right to Buy/<F1>         $ 3.00               N/A
Option/Right to Buy/<F2>         $10.125           01/02/1993
Option/Right to Buy/<F3>         $16.00            01/02/1994
Option/Right to Buy/<F4>         $12.125           01/02/1995
Option/Right to Buy/<F5>         $11.875           01/02/1996



                      TABLE II (CONTINUED)

4. Transaction Code              5. Number of Derivative
   (Instr. 8)                       Securities Acquired (A) or
                                    Disposed of (D)
                                    (Instr. 3,4 and 5)
   ---------------------------   -----------------------------
     Code              V               (A)           (D)
   -------------  ------------   -------------  --------------
       A              N/A              N/A           N/A
       A              N/A              N/A           N/A
       A              N/A              N/A           N/A
       A              N/A              N/A           N/A
       A              N/A              N/A           N/A



                      TABLE II (CONTINUED)

6. Date Exercisable and          7. Title and Amount of
   Expiration Date                  Underlying Securities
   (Month/Day/Year)                 (Instr. 3 and 4)
  --------------------------       --------------------------
     Date         Expiration          Title         Amount or
  Exercisable        Date                           Number of
                                                      Shares
  -----------     ----------       ------------     ---------
  11/17/1992      09/05/2002       Common Stock       20,000
  07/02/1993      01/01/2003       Common Stock        1,000
  07/02/1994      01/01/2004       Common Stock        1,000
  07/03/1995      01/02/2005       Common Stock        1,000
  07/03/1996      01/02/2006       Common Stock        5,000



                      TABLE II (CONTINUED)

8. Price of     9. Number of     10. Ownership   11. Nature of
   Derivative      Derivative        Form of         Indirect
   Security        Securities        Derivative      Beneficial
   (Instr. 5)      Beneficially      Security:       Ownership
                   Owned at End      Direct (D)      (Instr. 4)
                   of Month          or Indirect
                   (Instr. 4)        (I)
                                     (Instr. 4)
   ----------      ------------      -----------     ----------
      N/A              ---               ---             ---
      N/A              ---               ---             ---
      N/A              ---               ---             ---
      N/A              ---               ---             ---
      N/A            28,000              (D)             ---

Explanation of Responses:

<F1>: As previously reported, Mr. Stuart, prior to January 1,
      1993 and pursuant to the Rio Hotel & Casino, Inc. 1991 Directors' Stock Option Plan (the "Directors' Plan"), a plan adopted under Rule 16b-3 of the Securities Exchange Act of 1934, had been granted an option to purchase up to 20,000 shares of Rio Hotel & Casino, Inc. common stock ("Common Stock") at $3.00 per share and upon terms and conditions further described on the first row/line of this Table II.
<F2>: As  previously  reported on January 1,  1993,  Mr.  Stuart, pursuant to the Directors' Plan, was the recipient of an option to purchase up to 1,000 shares of Common Stock at $10.125 per share and upon terms and conditions further described on the second row/line of Table II.
<F3>: As  previously reported, on January 1, 1994, Mr. Stuart was granted an option to purchase up to 1,000 shares of Common Stock at $16.00 per share under the Directors' Plan and upon terms and conditions further described on the third row/line of Table II.
<F4>: As previously reported, on January 2, 1995, Mr. Stuart was granted an option to purchase up to 1,000 shares of Common Stock at $12.125 per share under the Directors' Plan and upon terms and conditions further described on the fourth row/line of Table II.
<F5>: As previously reported, on January 2, 1996, Mr. Stuart, was granted an option to purchase up to 5,000 shares of Common Stock at $11.875 per share under the Directors'
      Plan and upon terms and conditions further described on the fifth row/line of Table II.


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C 1001 AND 15 U.S.C. 78ff(a).

               /s/ John A. Stuart                     04/10/97
               -------------------------------        --------
               **Signature of Person Reporting          Date

Note: File three copies of this Form, one of which must be manually signed.

                          Page 2 of 2

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